Exhibit 99.1

Marti Technologies, Inc.

(the “Company”)

Notice of 2025 Annual General Meeting of the Company

Notice is hereby given that the 2025 Annual General Meeting of Shareholders of the Company (the “2025 Annual Meeting”) will be held at the offices of the Company at Buyukdere Cd. No:237, Maslak, 34485, Sariyer/Istanbul, Türkiye, on the 24th day of December, 2025 at 9:00 a.m. New York time / 5:00 p.m. Istanbul time for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.	“As an ordinary resolution, that Oguz Alper Öktem be re-appointed as a Class III Director of the Company with immediate effect to hold office for a three year term in accordance with the Amended and Restated Memorandum and Articles of Association of the Company.”

2.	“As an ordinary resolution, that Daniel Freifeld be re-appointed as a Class III Director of the Company with immediate effect to hold office for a three year term in accordance with the Amended and Restated Memorandum and Articles of Association of the Company.”

The Board of Directors of the Company (the “Board”) has nominated Oguz Alper Öktem and Daniel Freifeld for election to be re-appointed as Class III Directors of the Company in accordance with the Amended and Restated Memorandum and Articles of Association of the Company.

The 2025 Annual Meeting will also serve as an opportunity for shareholders to discuss Company affairs with management.

The Board has fixed the close of business on 24 November 2025 as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of and vote at the 2025 Annual Meeting or any adjournment or postponement thereof. Only the holders of record of the Ordinary Shares of the Company as at the close of business, New York time, on the Record Date are entitled to receive notice of, attend and vote at the 2025 Annual Meeting and any adjournment or postponement thereof.

The Board recommends that shareholders of the Company vote “FOR” the resolutions at the 2025 Annual Meeting. Your vote is very important to the Company.

Whether or not you plan to attend the 2025 Annual Meeting, please promptly complete, date, sign and return the proxy card attached to this Notice.

By order of the Board

/s/ Oguz Alper Öktem
Name: Oguz Alper Öktem
Chief Executive Officer and Director

Date: November 26, 2025

Registered Office:

c/o Stuarts Corporate Services Ltd.

P.O. Box 2510, Kensington House

69 Dr Roy’s Drive

George Town, Grand Cayman

KY1-1104

Cayman Islands

MARTI TECHNOLOGIES, INC.
2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 24, 2025

PROXY STATEMENT

The Board of Directors (“Board”) of Marti Technologies, Inc. (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “2025 Annual Meeting”) of the Company to be held on Wednesday, December 24, 2025, at the Company’s offices at Buyukdere Cd. No:237, Maslak, 34485, Sariyer/Istanbul, Türkiye, at 9:00 am New York time / 5:00 p.m. Istanbul time, or any adjournment or postponement thereof. Only holders of the Ordinary Shares of the Company (“Ordinary Shares”) at the close of business on November 24, 2025 (the “Record Date”) are entitled to attend and vote at the 2025 Annual Meeting or at any adjournment or postponement thereof. Shareholders holding not less than a simple majority of all voting share capital in the Company in issue and entitled to vote and present in person or by proxy shall form a quorum.

Any shareholder entitled to attend and vote at the 2025 Annual Meeting may appoint the President, or failing him another director of the Board, as the duly appointed chairperson of the 2025 Annual Meeting, as his or her proxy to attend and vote on behalf of him or her. On a vote by way of poll, each holder of the Ordinary Shares shall be entitled to one (1) vote in respect of each Ordinary Share held by him or her on the Record Date.

This proxy statement describing the matters to be voted upon at the 2025 Annual Meeting along with a proxy card enabling the shareholders to indicate their vote will be mailed on or about November 26, 2025, to all shareholders entitled to vote at the 2025 Annual Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K and will be available on our website at www.marti.tech on or about November 26, 2025.

If you plan to attend the 2025 Annual Meeting and your shares are not registered in your own name, please ask your broker, bank or other nominee that holds your shares to provide you with evidence of your share ownership. Such proof of share ownership will be required to gain admission to the 2025 Annual Meeting.

Whether or not you plan to attend the 2025 Annual Meeting, it is important that your shares be represented and voted at the 2025 Annual Meeting. Accordingly, after reading the Notice and this proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote over the Internet in accordance with the instructions on your proxy card. The proxy card must be received by Continental Stock Transfer & Trust no later than 11:59 p.m. New York time on December 23, 2025 to be validly included in the tally of shares voted at the 2025 Annual Meeting. Detailed proxy voting instructions are provided on the proxy card.

PROPOSALS

ELECTION OF CLASS III DIRECTORS

The Board currently consists of seven members. Only the terms of the Class III directors expire at the 2025 Annual Meeting and therefore only the Class III directors need to be elected at the 2025 Annual Meeting. Class I and Class II directors will remain on the Board until their respective terms expire.

As per our current Amended and Restated Memorandum and Articles of Association, we have a staggered board of directors consisting of three classes of directors, with directors serving staggered three-year terms. At each annual general meeting of shareholders, one class of directors will be elected for a three-year term to succeed the class whose term is then expiring, to serve from the time of appointment and qualification until the expiration of his or her term, until his or her successor shall have been duly appointed and qualified or until his or her earlier death, resignation or removal. The Class I and Class II directors will not stand for re-election until the annual general meeting of shareholders to be held in 2026 and 2027, respectively. The division of our Board into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

The Class III directors proposed to be re-elected or elected at the 2025 Annual Meeting are:

Name	Positions
Oguz Alper Öktem	Chief Executive Officer and Director
Daniel Freifeld	Independent Director

OGUZ ALPER ÖKTEM

Oğuz Alper Öktem is the Company’s Founder, Chief Executive Officer, and Chairperson of our Board. Mr. Öktem has served as Marti’s Chief Executive Officer since the Company’s inception in September 2018. Prior to founding Marti, Mr. Öktem was the Chief Operating Officer of BluTV, a Türkiye-based streaming service provider established in 2015. He holds a Master’s degree in Political Economy from the London School of Economics and a Bachelor’s degree in Economics from University of Chicago.

We believe Mr. Öktem’s strategic vision for the Company and his expertise in technology and business operations make him exceptionally qualified to serve as a director on our Board.

DANIEL FREIFELD

Daniel Freifeld serves as an Independent Director on our Board. Mr. Freifeld is the Chief Investment Officer of Callaway Capital Management, LLC (“Callaway”), which he founded in October 2013. Prior to founding Callaway, Mr. Freifeld served as Senior Advisor to the Special Envoy for Eurasian Energy at the U.S. Department of State, where he was responsible for oil and gas issues in Iraq, Türkiye, Russia, and the eastern Mediterranean and as a program coordinator for the Near East South Asia Center at the U.S. Department of Defense. Mr. Freifeld served on Galata Acquisition Corp.’s board of directors since from 2021 to 2023 and has been an associate of the Geopolitics of Energy Project at Harvard University and a term member of the Council on Foreign Relations. A member of the state bar of Massachusetts, Mr. Freifeld speaks Turkish and French and conversational Arabic, Farsi, and Spanish and holds a bachelor’s degree in political science summa cum laude from Emory University and a juris doctor from New York University School of Law.

We believe Mr. Freifeld is qualified to serve on our Board because of his extensive international experience, expertise in capital management, and experience serving as a director.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE RE-ELECTION OF ALL CLASS III DIRECTORS NAMED ABOVE.

Our other directors are as follows, and will each serve until the expiration of his term noted below:

Name & Class	Positions	Expiration of Director Term/Re-Election Year
Class I
Agah Ugur	Independent Director	2026
Douglas Lute	Independent Director	2026
Class II
Cankut Durgun	President and Director	2027
Kerry Healey	Independent Director	2027
Alexander Spiro	Independent Director	2027

The Board is not aware of any other matters to be submitted to the 2025 Annual Meeting. If any other matters properly come before the 2025 Annual Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board may recommend.

By order of the Board of Directors

/s/ Oguz Alper Öktem
Oguz Alper Öktem
Chief Executive Officer and Director

November 26, 2025

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